OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                      )*

Celanese Corporation

(Name of Issuer)

Series A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

150870 10 3

(CUSIP Number)

Chinh E. Chu
The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150870 10 3			Page 1 of 35

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 61,357,578*

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 61,357,578*

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 61,357,578*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.7%**

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 150870 10 3			Page 2 of 35

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,255,325*

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 4,255,325*

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,255,325*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.7%**

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 150870 10 3			Page 3 of 35

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 3		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 33,359,813*

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 33,359,813*

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,359,813*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.0%**

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 150870 10 3			Page 4 of 35

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 61,357,578*

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 61,357,578*

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 61,357,578*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.7%**

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 150870 10 3			Page 5 of 35

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 974,469*

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 974,469*

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 974,469*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.6%**

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 150870 10 3			Page 6 of 35

1.	Name of Reporting Person: Blackstone Family Investment Partnership (Cayman) IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,280,856*

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 3,280,856*

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,280,856*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.1%**

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 150870 10 3			Page 7 of 35

1.	Name of Reporting Person: Blackstone Chemical Coinvest Partners (Cayman) L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 33,359,813*

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 33,359,813*

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,359,813*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 150870 10 3			Page 8 of 35

1.	Name of Reporting Person: Blackstone Management Associates (Cayman) IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 98,972,716*

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 98,972,716*

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,972,716*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 62.4%**

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 150870 10 3			Page 9 of 35

1.	Name of Reporting Person: Blackstone LR Associates (Cayman) IV Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 98,972,716*

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 98,972,716*

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,972,716*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 62.4%**

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 150870 10 3			Page 10 of 35

1.	Name of Reporting Person: Peter G. Peterson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 98,972,716*

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 98,972,716*

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,972,716*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 62.4%**

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 150870 10 3			Page 11 of 35

1.	Name of Reporting Person: Stephen A. Schwarzman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 98,972,716*

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 98,972,716*

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,972,716*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 62.4%**

14.	Type of Reporting Person (See Instructions): IN

Page 12 of 35 pages

* In connection with the initial public offering (the “IPO”) by Celanese Corporation (the “Issuer”) of its Series A common stock, par value $0.0001 per share (the “Series A Common Stock”), which was completed January 26, 2005, the Issuer filed with the U.S. Securities and Exchange Commission (the “SEC”) its Registration Statement on Form S-1, Registration No. 333-120187 (as amended, the “Registration Statement”). Prior to the completion of the IPO, Blackstone Capital Partners (Cayman) Ltd. 1 (“BCP 1”), Blackstone Capital Partners (Cayman) Ltd. 2 (“BCP 2”) and Blackstone Capital Partners (Cayman) Ltd. 3 (“BCP 3” and, with BCP 1 and BCP 2, the “BCP Stockholders”) held 57,051,899, 3,956,714 and 31,018,837 shares, respectively, of the Issuer’s Series B common stock, par value $0.0001 per share (the “Series B Common Stock”, and, with the Series A Common Stock, the “Common Stock”). Any holder of Series B Common Stock may, at such holder’s option, convert all or any portion of such holder’s shares of Series B Common Stock into any equal number of shares of Series A Common Stock at any time (the “Conversion Right”), except that upon payment of the aggregate cash dividend equal to $803,594,144 to holders of Series B Common Stock pursuant to Section 4.3(b)(ii)(A) of the Second Amended and Restated Certificate of Incorporation of the Issuer (the “Certificate”), scheduled to occur on or about April 7, 2005, all shares of Series B Common Stock automatically convert into an equal number of shares of Series A Common Stock (the “Automatic Conversion”). For the purpose of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended, holders of Series B Common Stock may be deemed to hold an equal number of shares of the Series A Common Stock pursuant to the Conversion Right and/or the Automatic Conversion. On March 9, 2005, pursuant to Section 4.3(b)(ii)(B) of the Certificate, the Issuer paid a stock dividend, payable in shares of Series A Common Stock, to all holders of Series B Common Stock as of March 8, 2005 (the “Stock Dividend”). In connection with the Stock Dividend, BCP 1, BCP 2 and BCP 3 received 4,305,679, 298,611 and 2,340,976 shares of Series A Common Stock, respectively. The number of shares of Common Stock covered under this Schedule 13D (the “Shares”) reflects those beneficially owned by the Reporting Persons following the IPO and the Stock Dividend.

** The calculation of the foregoing percentage is based on 158,675,271 shares of the Issuer’s common stock outstanding as of March 11, 2005, which number was provided to the Reporting Persons by the Issuer.

     ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (the “Schedule 13D”) relates to the Series A common stock, par value $0.0001 (“Series A Common Stock”) of Celanese Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1601 West LBJ Freeway, Dallas, Texas 75234-6034.

     ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed jointly by:

     BCP 1, a Cayman Islands exempted company, BCP 2, a Cayman Islands exempted company, and BCP 3, a Cayman Islands exempted company;

     Blackstone Capital Partners (Cayman) IV L.P., a Cayman Islands exempted limited partnership (“BCP IV”), which owns all of the equity of BCP 1;

     Blackstone Capital Partners (Cayman) IV-A L.P., a Cayman Islands exempted limited partnership (“BCP IV-A”) and Blackstone Family Investment Partnership (Cayman) IV-A L.P., a Cayman Islands exempted limited partnership (“BCP Family”), which collectively own all of the equity of BCP 2;

     Blackstone Chemical Coinvest Partners (Cayman) L.P., a Cayman Islands exempted limited partnership (“BCP Chemical” and, together with BCP IV, BCP IV-A and BCP Family, the “Partnerships”), which owns all of the equity of BCP 3;

     Blackstone Management Associates (Cayman) IV L.P., a Cayman Islands exempted limited partnership (“BMA”), in its capacity as the general partner of each of the Partnerships;

     Blackstone LR Associates (Cayman) IV Ltd., a Cayman Islands limited duration company (“BLRA”), in its capacity as general partner of BMA;

     Mr. Peter G. Peterson; and

     Mr. Stephen A. Schwarzman (the foregoing, collectively, the “Reporting Persons”).

     The principal business address of each of the BCP Stockholders, the Partnerships, BMA and BLRA is c/o Walkers, P.O. Box 265 GT, Walker House, George Town, Grand Cayman. The principal business address of each of Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

     The principal business of each of the BCP Stockholders is to hold the Common Stock for the Partnerships. The principal business of each of the Blackstone Partnerships consists of investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA consists of performing the functions of, and serving as, the sole general partner of the Blackstone Partnerships. The principal business of BLRA consists of performing the functions of, and serving as, the sole general partner of BMA.

     Messrs. Peter G. Peterson and Stephen A. Schwarzman are directors and the controlling persons of BLRA. Each of Messrs. Peterson and Schwarzman is a United States citizen. The principal occupation of each of Messrs. Peterson and Schwarzman is serving as an executive of one or more of the Partnerships, BMA and their affiliates.

     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule 1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In April 2004, BCP 1, BCP 2 and BCP 3 were issued 373,442, 25,899 and 203,038 ordinary shares, respectively, (the “Ordinary Shares”) of Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., a Cayman Islands exempted company (the “Predecessor Entity”), in consideration for an aggregate cash contribution of approximately $602,380,538 to the Predecessor Entity, which, together with borrowings under credit facilities, was used by the Issuer to indirectly acquire a majority of the outstanding shares of capital stock of Celanese AG, now an indirect subsidiary of the Issuer. On November 3, 2004, the Predecessor Entity migrated to and incorporated in Delaware and became the Issuer (the “Migration”). All of the Ordinary Shares that each of the BCP Stockholders held in the Predecessor Entity were converted into shares of common stock of the Issuer on a one-for-one basis, effective as of the Migration. On January 18, 2005, the Issuer filed an Amended and Restated Certificate of Incorporation that, among other things, designated the Series A Common Stock and Series B common stock, par value $.0001 (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”) and reclassified each share of Common Stock held by the BCP Stockholders prior to such filing as one share of Series B Common Stock. On January 24, 2005, the Issuer filed a Second Amended and Restated Certificate of Incorporation of the Issuer (the “Certificate”), that, among other things, effected a 1 to 152.772947 share stock split of the Issuer’s Common Stock.

     On March 9, 2005, pursuant to Section 4.3(b)(ii)(B) of the Certificate, the Issuer paid a stock dividend, payable in shares of Series A Common Stock, to all holders of Series B Common Stock as of March 8, 2005 (the “Stock Dividend”). In connection with the Stock Dividend, BCP 1, BCP 2 and BCP 3 received 4,305,679, 298,611 and 2,340,976 shares of Series A Common Stock, respectively. This Schedule 13D covers the shares of Series A Common Stock acquired pursuant to the Stock Dividend.

     ITEM 4. PURPOSE OF THE TRANSACTION.

     The response to Item 3 of this Schedule 13D is hereby incorporated by reference.

     All of the shares of Common Stock reported herein were acquired for investment purposes by the Reporting Persons. The Reporting Persons review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. Except as otherwise disclosed herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Issuer’s board of directors (the “Board”), other stockholders of the Issuer or other third parties regarding such matters.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b). The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

     BCP 1 is the record owner of 61,357,578 shares of Common Stock and has the direct power to vote and dispose of such Common Stock. BCP 2 is the record owner of 4,255,325 shares of Common Stock and has the direct power to vote and dispose of such Common Stock. BCP 3 is the record owner of 33,359,813 shares of Common Stock and has the direct power to vote and dispose of such Common Stock. BCP IV owns all of the equity of BCP 1 and has indirect power to direct the voting and disposition of the Common Stock held by BCP 1. BCP IV-A and BCP Family collectively own all of the equity of BCP 2 and have indirect power to direct the voting and disposition of the Common Stock held by BCP 2. BCP Chemical owns all of the equity of BCP 3 and has indirect power to direct the voting and disposition of the Common Stock held by BCP 3. BMA is the general partner of each of the Partnerships and has indirect power to direct the voting and disposition of the Common Stock held by the BCP Stockholders. BLRA is the general partner of BMA and has indirect power to direct the voting and disposition of the Common Stock held by the BCP Stockholders. Peter G. Peterson and Stephen A. Schwarzman are the controlling stockholders of BLRA and have indirect power to direct the voting and disposition of the Common Stock held by the BCP Stockholders.

     BMA, as general partner of the Partnerships, BLRA, as general partner of BMA, and Peter G. Peterson and Stephen A. Schwarzman, as controlling stockholders of BLRA, may be deemed to beneficially own the shares of Common Stock that the Partnerships may be deemed to beneficially own. BMA, BLRA, Peter G. Peterson and Stephen A. Schwarzman disclaims beneficial ownership of such shares.

     None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule 1, has beneficial ownership of any Common Stock, except as described in this Schedule 13D.

     (c) The response to Item 3 of this Schedule 13D is hereby incorporated by reference. None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule 1, has engaged in any transaction during the past 60 days in, any Common Stock, except as described in this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The response to Item 5 of this Schedule 13D and is hereby incorporated by reference.

Shareholders’ Agreement

     The Second Amended and Restated Shareholders’ Agreement dated as of January 18, 2005, by and among the Issuer, BA Capital Investors Sidecar Fund, L.P. (“BACI”), BCP 1, BCP 2 and BCP 3 (the “Shareholders’ Agreement”) provides that for so long as the BCP Stockholders hold at least twenty-five percent (25%) in voting power of all shares of the Issuer’s capital stock entitled to vote generally in the election of directors to the Board, the BCP Stockholders are entitled to nominate all nominees for election to the Board, other than directors entitled to be designated by the holders of the Preferred Stock (as such term is defined in the Certificate) pursuant to the Certificate. The Shareholders’ Agreement also provides that for so long as BACI holds any shares of Common Stock, BACI shall be entitled to designate one non-voting observer to the Board.

     Under the Shareholders’ Agreement, BACI can not sell, dispose of or hedge any of the shares of Common Stock held by BACI until June 26, 2005, except for transfers (i) to BACI affiliates or to the BCP Stockholders, (ii) in connection with the right of another selling BCP Stockholder to require BACI to concurrently transfer its shares or in connection with BACI’s co-sale rights under the Shareholders’ Agreement, or (iii) pursuant to the rights set forth in the Amended and Restated Registration Rights Agreement dated as of January 26, 2005, by and among the Issuer, BCP 1, BCP 2, BCP 3 and BACI (the “Registration Rights Agrement”). In addition, until June 26, 2005, any transfers by BACI of the shares of Common Stock are subject to a right of first refusal of the BCP Stockholders, except for transfers (i) to BACI affiliates, (ii) in connection with the right of another selling BCP Stockholder to require BACI to concurrently transfer its shares or in connection with BACI’s co-sale rights under the Shareholders’ Agreement, or (iii) pursuant to the rights set forth in the Registration Rights Agreement. Until June 26, 2005, transfers by the BCP Stockholders of Common Stock representing more than five percent (5%) of the outstanding shares, are subject to co-sale rights by BACI. In addition, transfers by the BCP Stockholders and BACI (collectively, the “Stockholders”) of at least a majority of the Common Stock give the selling Stockholder the right to require the other Stockholders to concurrently transfer their Common Stock.

     References to, and descriptions of, the Shareholders’ Agreement as set forth in this Item 6 are qualified in their entirety by reference to the copy of the Shareholders’ Agreement, which is included as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

     Registration Rights Agreement

     Under the Registration Rights Agreement, the Stockholders have a right to request the Issuer to register the sale of shares of Common Stock held by them, including by making available shelf registration statements permitting sales of shares of Common Stock held by the Stockholders into the market from time to time over an extended period. In addition, the Stockholders have a right to include their shares in registered offerings initiated by us. In both cases, the maximum number of shares of Common Stock for which the Stockholders might request registration is limited by the number of shares of Common Stock which, in the opinion of the managing underwriter, can be sold without having a negative effect on the offering.

     References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the copy of the Registration Rights Agreement, which is included as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

     Except as set forth in this Schedule 13D, the Reporting Persons and, to the best knowledge of the Reporting Persons, the persons listed on Schedule 1, do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Joint Filing Agreement

2.	Second Amended and Restated Shareholders’ Agreement dated as of January 18, 2005, by and among Celanese Corporation, Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3 and BA Capital Investors Sidecar Fund, L.P.

3.	Amended and Restated Registration Rights Agreement dated as of January 26, 2005, by and among Celanese Corporation, Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3 and BA Capital Investors Sidecar Fund, L.P.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2005

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1
By:	/s/ Chinh E. Chu
	Name:	Chinh E. Chu
	Title:	Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 2
By:	/s/ Chinh E. Chu
	Name:	Chinh E. Chu
	Title:	Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 3
By:	/s/ Chinh E. Chu
	Name:	Chinh E. Chu
	Title:	Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P. By: Blackstone Management Associates (Cayman) IV L.P., its general partner By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Chinh E. Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P. By: Blackstone Management Associates (Cayman) IV L.P., its general partner By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Chinh E. Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BLACKSTONE FAMILY INVESTMENT
PARTNERSHIP (CAYMAN) IV-A L.P.

By: Blackstone Management Associates (Cayman) IV
L.P., its general partner

By: Blackstone LR Associates (Cayman) IV Ltd.,
its general partner

By:	/s/ Chinh E. Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P. By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Chinh E. Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.
By:	/s/ Chinh E. Chu
	Name:	Chinh E. Chu
	Title:	Authorized Person

/s/ Peter G. Peterson
Peter G. Peterson

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

Schedule 1

Directors of Blackstone LR Associates (Cayman) IV Ltd.

Each of the persons named below is a citizen of the United States. The principal business address of each of the persons named below is 345 Park Avenue, New York, New York 10154. The principal occupation of each of the persons named below is serving as an executive of the Reporting Persons and/or their affiliated entities.

Name

Robert L. Friedman
John A. Magliano
Peter G. Peterson
Michael A. Puglisi
Stephen A. Schwarzman